                                                Filed pursuant to Rule 424(b)(3)
                                                Registration No. 333-76761



                        CORPORATE PROPERTY ASSOCIATES 14
                                  INCORPORATED

                       SUPPLEMENT DATED MARCH 10, 1999 TO
                       PROSPECTUS DATED NOVEMBER 16, 1999
                         (HEREINAFTER THE "PROSPECTUS")

                           SUMMARY OF THE SUPPLEMENT

                              MANAGEMENT (PAGE 2)

     This section sets forth information on the investment committee.

                          ADVISORY AGREEMENT (PAGE 2)

     This section sets forth information on the proposed assignment of the advisory agreement to a wholly-owned subsidiary of Carey Diversified LLC.

                     DESCRIPTION OF THE PROPERTIES (PAGE 2)

     This section sets forth information on CPA(R):14's acquisition of three manufacturing facilities and a build-to-suit facility leased to Atrium Companies, Inc., a build-to-suit facility leased to 24 Hour Fitness, Inc., a manufacturing facility leased to West Union Corporation, a build-to-suit facility leased to Barjan Products, L.P., an expansion of the property leased to Builders' Supply and Lumber Co., Inc., and the filing for protection from creditors under the bankruptcy code by AmeriServe.

           UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS (PAGE 10)

     This section sets forth information on recent changes to the Internal Revenue Code which impact REITs.

                             THE OFFERING (PAGE 10)

     This section sets forth information on selling commissions, the sale of shares and the issuance of shares to shareholders.

     Capitalized terms not defined herein will have the meanings ascribed to them in the Prospectus.

                                   MANAGEMENT

     Dr. Lawrence R. Klein is now a full-time member of the investment committee of Carey Property Advisors. In addition to Lawrence R. Klein, George E. Stoddard, Frank J. Hoenemeyer and Nathaniel Coolidge serve as members of the investment committee. The approval of an investment requires the unanimous approval of the investment committee. A quorum of three members is required for committee action.

                               ADVISORY AGREEMENT

     On November 30, 1999, the boards of directors of Carey Diversified and W.P. Carey & Co., Inc. approved the terms of a merger agreement whereby W.P. Carey & Co. and certain affiliates, including Carey Property Advisors, will contribute certain assets, including the Carey Property Advisor's advisory agreement with CPA(R):14, into a wholly-owned subsidiary of Carey Diversified. A consent solicitation with respect to such shareholder approval has been filed with the Securities and Exchange Commission.

     The combined company will be renamed W. P. Carey & Co. LLC and will assume all of Carey Property Advisors' rights and obligations under the advisory agreement. W.P. Carey & Co. LLC will be managed by the same directors and employees as W.P. Carey & Co., Inc. W.P. Carey & Co. expects to be listed on the New York Stock Exchange and the Pacific Exchange under the symbol "WPC." The completion of the merger is subject to the approval of the shareholders of Carey Diversified.

     The advisory agreement between CPA(R):14 and Carey Property Advisors requires that any assignment of the agreement be approved by the majority of the directors of CPA(R):14. On November 30, 1999, the directors of CPA(R):14, including the independent directors, unanimously approved the assignment of the advisory agreement from Carey Property Advisors to a wholly-owned subsidiary of Carey Diversified LLC. This assignment will not change any of the terms of the advisory agreement.

                         DESCRIPTION OF THE PROPERTIES

PROPERTIES LEASED TO ATRIUM COMPANIES, INC.

  General

     On November 24, 1999, CPA(R):14 purchased three manufacturing facilities from Atrium Companies, Inc. The three existing facilities, containing a total of approximately 1,001,480 square feet, are located in Dallas, Texas and Greenville, Texas. In addition, CPA(R):14 purchased from the Wylie Economic Development Corporation a parcel of land located in Wylie, Texas upon which CPA(R):14 will construct a build-to-suit facility. The facility will contain approximately 207,000 square feet upon completion. The existing facilities are suitable and adequate for uses as a manufacturing facility, and upon completion, the build-to-suit facility will be suitable and adequate for use as a manufacturing facility. The cost of the existing facilities and the build-to-suit facility will be depreciated for tax purposes over a 40-year period on a straight-line basis.

  Purchase Terms

     The cost of acquiring the existing facilities and the build-to-suit facility, including the acquisition fee payable to W.P. Carey & Co., was approximately $19,937,000, an amount less than the appraised value of the land and facilities. CPA(R):14 paid an acquisition fee of $733,246 to W.P. Carey & Co. Carey Property Advisors will receive a deferred fee of $73,325, payable each of the next eight years, but only if CPA(R):14 satisfies the preferred return.

  DESCRIPTION OF THE LEASES

  General

     Concurrently with the acquisition of the land and existing facilities, CPA(R):14 entered into two net leases with Atrium, one for the existing facilities and one for the build-to-suit facility. The leases are absolutely net and bondable and in normal financeable form. Atrium will pay maintenance, insurance, taxes and all other expenses associated with the operation and maintenance of the facilities. In the opinion of management, the facilities are or will be adequately covered by insurance.

  Term

     The initial term of the lease for the existing facilities commenced on November 18, 1999 and will terminate on July 31, 2020. The initial term of the lease for the build-to-suit facility will commence from the earlier of August 20, 2000 or the date of completion of the build-to suit facility, and will terminate no later than July 31, 2020. The leases have two five-year renewal terms at the option of Atrium.

  Rent

     Annual rent under the lease for the existing buildings is approximately $2,075,000, payable monthly in equal installments of approximately $172,920. Additionally, the lease provides that annual rent will be adjusted beginning the fifth year of the initial term and every two years thereafter based on increases in the CPI.

     Monthly rent under the lease for the build-to-suit facility is a percentage of the amount advanced by CPA(R):14 for construction costs and is expected to be approximately $29,375 per month. Additionally, the lease provides that annual rent will be adjusted beginning the second year of the initial term and every two years thereafter based on increases in the CPI.

  DESCRIPTION OF FINANCING

     CPA(R):14 obtained mortgage financing for the facilities in the amount of $13,123,000 from GMAC Commercial Mortgage Corporation. The loan has a ten-year term, an interest rate of 8.7%, and amortizes over a 30-year period. The first year is interest only.

  DESCRIPTION OF ATRIUM COMPANIES, INC.

     Atrium is one of the largest manufacturers and distributors of residential windows and doors in the United States. Financial statements for Atrium are on file with the Securities and Exchange Commission. The following is a summary of selected financial information for Atrium:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1998       1997
                                                              --------    -------
                                                                (IN THOUSANDS)
INCOME STATEMENT
Net sales...................................................  $211,059    $99,039
Cost of goods sold..........................................   159,140     78,270
Income from operations......................................     6,181      4,344
Net income (loss)...........................................    (2,813)       696

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

                                                              AS OF DECEMBER 31,
                                                              -------------------
                                                                1998       1997
                                                              --------    -------
                                                                (IN THOUSANDS)
BALANCE SHEET DATA
Cash and cash equivalents...................................  $     --    $    31
Total current assets........................................   101,897     23,610
Total assets................................................   359,869     55,838
Total shareholders' equity..................................   133,056     10,675

PROPERTY LEASED TO 24 HOUR FITNESS, INC.

  General

     On December 29, 1999, CPA(R):14 purchased from TCC-BTS SLC Fitness, Inc. an existing facility which is currently being expanded. The land, containing approximately 36,851 square feet, is located in Salt Lake City, Utah. Upon completion, the facility will be suitable and adequate for use as a fitness center. The cost of the land and the facility will be depreciated for tax purposes over a 40-year period on a straight-line basis.

     Concurrently with the acquisition of the land, CPA(R):14 entered into a construction management agreement with TCC. In addition, CPA(R):14 assumed from TCC a net lease with 24 Hour Fitness. The obligations of 24 Hour Fitness under the lease are guaranteed by Fitness Holdings, Inc., the parent company of 24 Hour Fitness.

  Purchase Terms

     The cost of acquiring the facility and the land, including the acquisition fee payable to W.P. Carey & Co., was approximately $5,017,400, an amount less than the appraised value of the land. CPA(R):14 paid an acquisition fee of approximately $225,737 to W.P. Carey & Co. Carey Property Advisors will receive a deferred fee of $22,574, payable each of the next eight years, but only if CPA(R):14 satisfies the preferred return.

  DESCRIPTION OF THE LEASE

  General

     The lease is absolutely net and bondable and in normal financeable form. 24 Hour Fitness will pay maintenance, insurance and taxes and all other expenses associated with the operation and maintenance of the land and the facility. In the opinion of management, the facility is adequately covered by insurance.

  Term

     The initial term of the lease is twenty years from the earlier of May 14, 2000 or the date of completion of the facility. The lease has three five-year renewal terms at the option of 24 Hour Fitness.

  Rent

     Annual rent under the lease is approximately $526,970, payable monthly in equal installments of approximately $43,910. Rent will commence on the earlier of May 14, 2000 or upon completion of the facility. Additionally, the lease provides annual rent will be adjusted beginning the third year of the lease, and every two years thereafter. The annual rent will be adjusted to be the lesser of
(i) 104% of the annual rent payable during the immediately preceding year, or
(ii) any increases in the CPI; provided, that no adjustment will result in a reduction of the current annual rent.

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

  DESCRIPTION OF FINANCING

     CPA(R):14 is currently seeking mortgage financing for the facility.

  DESCRIPTION OF 24 HOUR FITNESS, INC.

     24 Hour Fitness operates as a health and physical fitness club.

     The following is a summary of selected financial data for Fitness Holdings, the guarantor of the lease, which has been provided by Fitness Holdings:

                                                                   YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
INCOME STATEMENT
Total net revenues..........................................  $362,825    $263,265
Total operating expenses....................................   352,178     268,711
Income (loss) from operations...............................    10,647      (5,446)
Net income (loss)...........................................    (7,961)    (16,190)

                                                                AS OF DECEMBER 31,
                                                              ----------------------
                                                                1998         1997
                                                              ---------    ---------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA
Cash........................................................  $   3,954    $   4,584
Total current assets........................................     56,417       44,085
Total assets................................................    336,497      246,886
Total shareholders' deficit.................................   (113,585)    (105,552)

PROPERTY LEASED TO WEST UNION CORPORATION

  General

     On January 12, 2000, CPA(R):14 purchased a manufacturing facility from West Union Corporation. The facility, containing approximately 116,900 square feet, is located in Tempe, Arizona. The facility is currently being expanded and construction is scheduled to be completed by the end of February, 2000. The facility is suitable and adequate for use as a manufacturing facility. The cost of the facility will be depreciated for tax purposes over a 40-year period on a straight-line basis.

  Purchase Terms

     The cost of acquiring the facility, including the acquisition fee payable to W.P. Carey & Co., was approximately $5,500,000, an amount less than the appraised value of the land. CPA(R):14 paid an acquisition fee of approximately $247,380 to W.P. Carey & Co. Carey Property Advisors will receive a deferred fee of $24,738, payable each of the next eight years, but only if CPA(R):14 satisfies the preferred return.

  DESCRIPTION OF THE LEASE

  General

     Concurrently with the acquisition of the land, CPA(R):14 entered into a net lease and construction management agreement with West Union for the facility. The lease is absolutely net and bondable and in normal financeable form. West Union will pay maintenance, insurance and taxes and all other expenses associated with the operation and maintenance of the facility. In the opinion of management, the facility is adequately covered by insurance.

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

  Term

     The initial term of the lease is fifteen years and commenced January 12, 2000. The lease has two ten-year renewal terms at the option of West Union.

  Rent

     Annual rent under the lease is approximately $530,250, payable quarterly in equal installments of approximately $132,562. Additionally, the lease provides annual rent will be increased 14.25% every five years over the life of the lease.

  DESCRIPTION OF FINANCING

     CPA(R):14 obtained mortgage financing for the facility in the amount of $3,500,000 from First Tennessee Bank. The loan has a ten-year term, an interest rate of 8.25% and amortizes over a 25-year period.

  DESCRIPTION OF WEST UNION

     West Union is a leading manufacturer of building products in the Southeast and Southwest. The company manufacturers both aluminum and vinyl windows and doors and distributes manufactured products as well as wood windows and other building products.

     The following is a summary of selected financial data for West Union which has been provided by West Union:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                               1998       1997
                                                              -------    -------
                                                                (IN THOUSANDS)
INCOME STATEMENT
Sales.......................................................  $31,081    $26,766
Gross profit................................................    6,545      5,352
Operating loss..............................................     (859)      (697)
Net income (loss)...........................................    1,403       (103)

                                                              AS OF DECEMBER 31,
                                                              ------------------
                                                               1998       1997
                                                              -------    -------
                                                                (IN THOUSANDS)
BALANCE SHEET DATA
Cash and equivalents........................................  $ 2,416    $ 1,087
Total current assets........................................   10,914     11,207
Total assets................................................   20,539     30,545
Total shareholders' equity..................................   16,846     15,443

PROPERTY LEASED TO BARJAN PRODUCTS, L.P.

  General

     On February 3, 2000, CPA(R):14 purchased from Barjan Products, L.P. a parcel of land and an existing facility which is currently being expanded. The land, containing approximately 38 acres, is located in Rock Island, Illinois. Upon completion, the build-to-suit facility will be suitable and adequate for use as a warehouse. The cost of the land and the facility will be depreciated for tax purposes over a 40-year period on a straight-line basis.

  Purchase Terms

     Concurrently with the acquisition of the land and existing facility, CPA(R):14 entered into a net lease and construction management agreement with Barjan. The cost of acquiring the land and existing facility, including the acquisition fee payable to W.P. Carey & Co., was approximately $5,497,380, an amount less than the appraised value of the land and facility. CPA(R):14 paid an acquisition fee of approximately $247,380 to W.P. Carey & Co. Carey Property Advisors will receive a deferred fee of $24,740, payable each of the next eight years, but only if CPA(R):14 satisfies the preferred return. The cost of constructing the facility is expected to be approximately $11,900,000.

  DESCRIPTION OF THE LEASE

  General

     The lease is absolutely net and bondable and in normal financeable form. Barjan will pay maintenance, insurance and taxes during the term of the lease and all other expenses associated with the operation and maintenance of the land and the facility. In the opinion of management, the build-to-suit facility will be adequately covered by insurance.

  Term

     The initial term of the lease is sixteen years from the earlier of October 1, 2000 or the date of completion of the build-to-suit facility. The lease has one ten-year renewal term at the option of Barjan.

  Rent

     Annual rent under the lease is approximately $1,169,900, payable monthly in equal installments of approximately $97,490. Additionally, the lease provides that annual rent will be increased 6% beginning the third year of the lease and every three years thereafter.

  DESCRIPTION OF FINANCING

     CPA(R):14 is currently seeking mortgage financing for the facility.

  DESCRIPTION OF BARJAN PRODUCTS, L.L.C.

     Barjan operates as a supplier of miscellaneous items sold at truck stops nationwide. The following is a summary of selected financial data for Barjan for the last three years which has been provided by Barjan:

                                                                YEAR ENDED DECEMBER 31,
                                                              ---------------------------
                                                                  1998           1997
                                                              ------------    -----------
INCOME STATEMENT
Sales.......................................................  $103,493,807    $57,277,665
Gross profit................................................    29,845,876     15,267,056
Operating expenses..........................................    15,992,792      8,660,078
Net income..................................................     4,744,422      2,601,922

                                                                  AS OF DECEMBER 31,
                                                              --------------------------
                                                                 1998           1997
                                                              -----------    -----------
BALANCE SHEET DATA
Cash........................................................  $   242,398    $    45,840
Total assets................................................   75,114,780     43,642,752
Partners' equity............................................   12,935,156     10,442,340

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

PROPERTY LEASED TO BUILDERS' SUPPLY AND LUMBER CO., INC.

     On June 29, 1999, CPA(R):14 purchased approximately 54 acres of land in Harrisburg, NC from Builders' Supply and Lumber Co., Inc. Concurrently, CPA(R):14 entered into a net lease and construction management agreement with Builders' Supply for the build-to-suit facility. On January 27, 2000, CPA(R):14 and Builders' Supply amended the lease and entered into a new construction management agreement in order to expand the build-to-suit facility. The build-to-suit facility initially contained approximately 112,000 square feet, and will now contain approximately 174,000 square feet. Annual rent under the lease will increase from $760,000 to $1,961,600. The term of the lease will not change as a result of the expansion.

     The cost of expanding the facility, including the acquisition fee payable to W.P. Carey & Co., was approximately $2,253,600. CPA(R):14 paid an acquisition fee of approximately $58,995 to W.P. Carey & Co.

PROPERTY LEASED TO AMERISERVE CORPORATION

     CPA(R):14 and CPA(R):12 purchased a property leased to AmeriServe. On January 31, 2000, AmeriServe filed for protection from creditors under the bankruptcy code. As of the petition date, AmeriServe had meet its obligation under the lease and construction agency agreement. CPA(R):14 and CPA(R):12 have entered into discussions with AmeriServe in regards to its lease obligations. AmeriServe will have approximately sixty days to determine whether to assume the lease according to its terms or reject the lease and vacate the facility.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     At the end of 1999, a law was enacted that revised several provisions of the Internal Revenue Code relating to REITs such as CPA(R):14. In relevant part, these changes include:

          1. For CPA(R):14's tax year beginning January 1, 2001:

        - in order to maintain its status as a REIT, CPA(R):14 is required to distribute 90 percent of its REIT taxable income (in contrast to 95 percent before the change);

        - CPA(R):14 can own stock in a taxable subsidiary corporation. Stock of one or more of these subsidiaries can represent up to 20 percent of a REIT's total assets. These subsidiaries can provide services, including services to its parent REIT's tenants. However, a subsidiary cannot directly or indirectly operate or manage lodging or health care facilities; and

        - a REIT generally cannot own securities (with some exceptions) having a value of more than 10 percent of the total value of the outstanding securities of any one issuer.

          2. Effective for all transactions occurring on or after December 17, 1999, an accrual basis taxpayer, such as CPA(R):14, cannot report gain using the installment method of accounting.

                                  THE OFFERING

     We will offer a reduced share purchase price to "single purchasers" on orders of more than $250,000 and selling commissions paid to Carey Financial an selected dealers will be reduced by the amount of the share purchase price discount. The share purchase price will be reduced for each incremental share purchased in the total volume ranges set forth in the table below. The reduced

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

purchase price will not affect the amount we receive for investment. The following table sets forth the reduced share purchase price and selling commissions payable to Carey Financial:

                                                      SELLING COMMISSION
                                PURCHASE PRICE             PER SHARE
                                 PER SHARE FOR         ON TOTAL SALE FOR
                             INCREMENTAL SHARE IN    INCREMENTAL SHARE IN
FOR A "SINGLE PURCHASER"     VOLUME DISCOUNT RANGE   VOLUME DISCOUNT RANGE
------------------------     ---------------------   ---------------------
 $    2,000- $ 250,000              $10.00                   $0.60
   250,001-    500,000                9.85                    0.45
   500,001-    750,000                9.70                    0.30
   750,001-  1,000,000                9.60                    0.20
 1,000,001-  5,000,000                9.50                    0.10

     Selling commissions for purchase of $5,000,000 or more will, in our sole discretion, be reduced to $0.05 per share or less but in no event will the proceeds to us be less than $9.40 per share. Selling commissions paid will in all cases be the same for the same level of sales. In the event of a sale of $5,000,000 or more, we will supplement this prospectus to include (i) the aggregate amount of the sale, (ii) the price per share paid by the purchaser and
(iii) a statement that other investors wishing to purchase at least the amount described in (i) will pay no more per share than the initial purchaser.

     In November, 1999, CPA(R):14 completed its first offering. A total of 29,460,594 shares were sold in exchange for gross proceeds of approximately $294,294,934. A second offering of CPA(R):14 commenced on November 17, 1999. On February 23, 2000, CPA(R):14 issued 3,383,846 shares to investors in return for approximately $33,827,536 in net proceeds previously held in escrow.

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